

Mail Stop 3720

January 27, 2009

<u>VIA US MAIL AND FAX (516) 676-2420</u>
Barry M. Brookstein
Chief Financial Officer
Compliance Systems Corporation
90 Pratt Oval
Glen Cove, New York 11542

Re: Compliance Systems Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 28, 2008

Dear Mr. Brookstein:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director